SIERRA PACIFIC RESOURCES
Offer to Pay a Cash Premium upon Conversion of
Any and All of its $300,000,000 Principal Amount Outstanding of
7 1/4% Convertible Notes due 2010 to Shares of Common Stock
CUSIP Nos. 826428AF1 and 826428AE4
Dated August 3, 2005
This Offer will expire at 5:00 pm, New York City time, on Wednesday, August 31, 2005, unless extended or earlier terminated (such date, as the same may be extended or earlier terminated, the “Expiration Date”). Holders of Notes (as defined below) must surrender their Notes for conversion on or prior to the Expiration Date to receive the Conversion Consideration (as defined below).
August 3, 2005
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      Enclosed for your consideration is a Conversion Offer Prospectus, dated August 3, 2005 (as the same may be amended or supplemented from time to time, the “Conversion Offer Prospectus”), and a Letter of Transmittal (the “Letter of Transmittal” and, together with the Conversion Offer Prospectus, the “Offer”), relating to the offer by Sierra Pacific Resources, a Nevada corporation (the “Company”), to pay a cash premium, upon the conversion of any and all of its $300,000,000 principal amount outstanding 7 1/4% Convertible Notes due 2010 (the “Notes”) to shares of Common Stock. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Conversion Offer Prospectus.
      The consideration offered for Notes converted pursuant to the Offer shall be an amount, payable in cash, equal to $180 per $1,000 principal amount of Notes validly surrendered for conversion, plus an amount equivalent to the interest accrued thereon from and after the last interest payment date prior to the Expiration Date, which interest payment date will be August 14, 2005, up to, but not including, the Settlement Date (the “Conversion Consideration”). Although under the terms of the Notes, the Company is not obligated to pay interest for a partial interest period on Notes converted during that period, the Conversion Consideration includes an amount that is equivalent to the amount of interest that would have accrued and become payable after the last interest payment date prior to the Expiration Date, which interest payment date is August 14, 2005, up to the, but not including, the Settlement Date had the Notes provided for payments of such amounts as interest. Holders that validly surrender their Notes for conversion will receive the Conversion Consideration in addition to the shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Notes. Each $1,000 principal amount of the Notes is convertible into 219.1637 shares of Common Stock, which is equivalent to a conversion price of $4.5628 per share. The Company is not required to issue fractional shares of Common Stock upon conversion of the Notes. Instead, the Company will pay a cash adjustment based upon the market price of the Common Stock on the last business day before the date of the conversion. The “Settlement Date” in respect of any Notes that are validly surrendered for conversion is expected to be promptly following the Expiration Date. Holders surrendering their Notes for conversion after 5:00 pm, New York City time, on the Expiration Date will not be eligible to receive the Conversion Consideration.
      Notwithstanding any other provision of the Offer, the Company’s obligations to accept for conversion and to pay the related Conversion Consideration are subject to, and conditioned upon, the satisfaction of or, where applicable, the Company’s waiver of, the following:

•	the receipt by the Company before 5:00 pm, New York City time, on the Expiration Date of net proceeds from the New Offering on terms and conditions satisfactory to the Company, sufficient to pay all the Conversion

Consideration due in connection with the Offer and to cover the other intended uses of proceeds of the new offering; and

•	the General Conditions.
      The Company reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer at any time as set forth in the Conversion Offer Prospectus under the caption “Terms of the Offer — Conditions to the Offer.”
      For your information and for forwarding to your clients for whom you hold Notes registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Conversion Offer Prospectus, dated August 3, 2005;

2. A Letter of Transmittal for each of the Notes for your use and for the information of your clients, which includes a Form W-9 (with instructions) providing information relating to backup U.S. federal income tax withholding; and

3. A printed form of letter which may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.
      DTC participants will be able to surrender Notes for conversion through the DTC Automated Tender Offer Program.
      WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.
      The Company will not pay any fees or commission to any broker or dealer or other person (other than the Dealer Managers) for soliciting conversion of Notes pursuant to the Offer. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.
      Any inquiries you may have with respect to the Offer should be addressed to Lehman Brothers Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated or Deutsche Bank Securities Inc., the Dealer Managers for the Offer, at the telephone numbers set forth below. Additional copies of the enclosed material may be obtained from Morrow & Co., Inc., the Information Agent, at (212) 754-8000 (collect) or (800) 654-2468 (toll free) or at the address set forth on the back cover of the Conversion Offer Prospectus.

Very truly yours,

LEHMAN BROTHERS, INC.
(212) 526-0111 or
(800) 443-0892 (toll free)

MERRILL LYNCH, PIERCE FENNER & SMITH
INCORPORATED
(212) 449-4914 or
(800) 654-8637 (toll free)

DEUTSCHE BANK SECURITIES
(212) 250-2955 or
(866) 627-0391 (toll free)
      NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE CONVERSION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY

STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.
      The Offer is not being made to (nor will Notes surrendered for conversion be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.
      IMPORTANT: The Letter of Transmittal (or a facsimile thereof), together with any Notes surrendered for conversion and all other required documents, must be received by the Conversion Agent at or prior to 5:00 p.m., New York City time, on the Expiration Date in order for Holders to receive the Conversion Consideration.

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